UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-38208

Metalpha Technology Holding Limited

Suite 1508, Central Plaza

18 Harbour Road, Wan Chai, Hong Kong

China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Results of Metalpha Technology Holding Limited’s 2023 Annual General Meeting

At the 2023 annual general meeting of shareholders of Metalpha Technology Holding Limited (the “Company”) held on March 31, 2023, at 9:30 p.m., Eastern Time, the shareholders of the Company adopted resolutions approving the following:

1.	the re-election of Mr. Limin Liu as a director of the Company to hold office until the next annual general meeting;
2.	the re-election of Mr. Wei Wang as a director of the Company to hold office until the next annual general meeting;
3.	the re-election of Mr. Bin Liu as a director of the Company to hold office until the next annual general meeting;
4.	the re-election of Mr. Kiyohiro Kawayanagi as a director of the Company to hold office until the next annual general meeting;
5.	the e-election of Ms. Jingxin Tian as a director of the Company to hold office until the next annual general meeting;
6.	the re-election of Mr. Kim Fung Lai as a director of the Company to hold office until the next annual general meeting;
7.	the re-election of Mr. Sen Lin as a director of the Company to hold office until the next annual general meeting;
8.	the re-election of Mr. Bingzhong Wang as a director of the Company to hold office until the next annual general meeting;
9.	the re-election of Mr. Ming Ni as a director of the Company to hold office until the next annual general meeting;
10.	the authorization of the board of directors of the Company (the “Board of Directors”) to fix the remuneration of the directors; and
11.	the ratification and confirmation of the re-appointment of WWC, P.C. as the Company’s independent auditor for the fiscal year ending March 31, 2023, and the authorization of the Board of Directors to fix the remuneration of WWC, P.C.

A total of 15,179,071 votes, representing 48.89% of the votes exercisable as of March 14, 2023, the record date, were present in person or by proxy at the 2023 annual general meeting. The results of the votes were as follows:

Resolution	For	Against	Abstain
Re-election of Limin Liu	99.99%	0.01%	0.00%
Re-election of Wei Wang	99.99%	0.01%	0.00%
Re-election of Bin Liu	99.99%	0.01%	0.00%
Re-election of Kiyohiro Kawayanagi	99.99%	0.01%	0.00%
Re-election of Jingxin Tian	99.99%	0.01%	0.00%
Re-election of Kim Fung Lai	99.99%	0.01%	0.00%
Re-election of Sen Lin	99.99%	0.01%	0.00%
Re-election of Bingzhong Wang	99.99%	0.01%	0.00%
Re-election of Ming Ni	99.99%	0.01%	0.00%
Fixing the remuneration of directors	99.98%	0.01%	0.01%
Re-appointment of WWC, P.C.	100.00%	0.00%	0.00%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metalpha Technology Holding Limited

Date: April 3, 2023	By:	/s/ Limin Liu
	Name:	Limin Liu
	Title:	Chief Executive Officer and Chairman of the Board of Directors

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